

10013339



SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
DEC 27 2010
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.



Tel: 509-747-8095
Fax: 509-747-0415
www.bdo.com

601 West Riverside Avenue
Suite 900
Spokane, WA 99201

Report of Independent Registered Public Accounting Firm

To the Participants and the Compensation and Administrative Committee
Of the Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (held at end of year) as of June 30, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Spokane, Washington
December 21, 2010

Statements of Net Assets Available for Benefits

June 30,	2010	2009
Investments at fair value:		
Money market fund	$ 2,062,929	$ 3,322,905
Mutual funds	12,237,285	10,870,660
Key Tronic Corporation common stock	1,565,611	707,481
Participant directed brokerage accounts	780,749	606,381
Common/collective trust	333,449	—
Total investments	16,980,023	15,507,427
Receivables		
Participant loans receivable	395,797	374,438
Net assets available for benefits	$17,375,820	$15,881,865

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2010	2009
Changes to net assets available for benefits attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 1,292,090	$ (3,581,942)
Common/collective trusts	(5,023)	—
Key Tronic Corporation common stock	1,394,995	(671,351)
Participant directed brokerage accounts	50,213	(332,756)
Total net appreciation (depreciation)	2,732,275	(4,586,049)
Interest and dividends:		
Money market funds	1,404	51,008
Investment company dividends	218,782	—
Total net investment income (loss)	2,952,461	(4,535,041)
Interest income on participant loan receivable	22,481	27,594
Contributions:		
Employer	391,938	420,417
Participant	826,970	838,648
Total contributions	1,218,908	1,259,065
Distributions:		
Benefits paid to participants	2,694,932	1,098,429
Administrative expenses	4,963	5,273
Total distributions	2,699,895	1,103,702
Net increase (decrease) in net assets available for benefits	1,493,955	(4,352,084)
Net assets available for benefits:		
Beginning of year	15,881,865	20,233,949
End of year	$17,375,820	$15,881,865

See accompanying notes to financial statements.

Notes to Financial Statements

Note 1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility: Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions: Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 75% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. The Company will make matching contributions of 100% up to 3% of a participant's contributed compensation and 50% of the next 2% of a participant's contributed compensation, for a total of 4% if a participant contributes at least 5%. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2010, range from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2010, loans outstanding mature at various dates through 2015.

Vesting: All participants are immediately 100% vested in both employee and employer Safe Harbor contributions.

Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan document.

Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.

Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer's Board of Directors and an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds and invests Plan assets in accordance with directions from the Compensation and Administrative Committee and Plan participants. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, an affiliate of JPMorgan, which also performs other administrative support services for the Plan.

Note 2. Summary of Basis of Accounting

Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting. There were no significant events that occurred subsequent to the date of the Statement of Net Assets Available for Benefits but prior to the filing of this report that would have a material impact on the Statement of Net Assets Available for Benefits.

Investments: The Plan's investments, mutual funds, money market funds, participant directed brokerage accounts and Key Tronic Corporation common stock, are stated at fair value, based on quoted market prices, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of registered investment companies ("mutual funds") are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Investment assets in common collective trusts ("CCT") are stated at fair value as reported by the CCT. The fair value of the CCT is adjusted to contract value, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 946, *Financial Services-Investment Companies,* and ASC 962, *Plan Accounting-Defined Contribution Pension Plans.* Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Participant loans receivable are valued at their unpaid principle balance plus accrued interest.

Fully Benefit-Responsive Investment Contracts: The Plan follows ASC 946 and ASC 962, which define the circumstances in which an investment contract is considered to be a fully benefit-responsive investment contract in a defined-contribution pension plan.

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. The requirements of ASC 946 and ASC 962 are reflected in the statements of net assets available for benefits as of June 30, 2010 and 2009.

Fully benefit-responsive investment contracts are recorded on the Form 5500 at contract value, whereas, in the Plan's financial statements, these investments are presented at fair value with an adjustment to contract value.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

The fair value of the Plan's investment in Key Tronic Corporation common stock amounted to $1,565,611 and $707,481 as of June 30, 2010 and 2009, respectively. Such investments represented 9% and 4% of the Plan's total net assets available for benefits as of June 30, 2010 and 2009, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the July 3, 2010, Form 10-K and October 2, 2010, Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Reclassifications: Certain reclassifications of prior year's information in the financial statements have been made to conform to the current year's presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

New Accounting Pronouncements: In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures. ASU 2010-06 adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in level 3 fair value measurements, and (4) the transfers between levels 1, 2, and 3 fair value measurements. ASU 2010-06 was effective for the Plan's year ended June 30, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for the Plan's year ending June 30, 2011. In the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. We adopted the additional disclosures required for all levels of fair value measurements. The adoption of ASU 2010-06 did not have a material impact on the Plan's financial statements.

In September, 2010, the FASB issued Emerging Issues Task Force ("EITF") 10-C, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force) which amends ASU 962. EITF 10-C specifies that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution plan, measured at the outstanding principal amount plus accrued but unpaid interest. EITF 10-C, also states that no further disclosures specific to participant loans is required. EITF 10-C is effective for fiscal years ending after December 15, 2010, with early adoption permitted. We adopted EITF 10-C with the Plan's year ended June 30, 2010 and presented the participant loans at carrying value on the Statement of Net Assets Available for Benefits. The adoption of EITF 10-C did not have a material impact on the Plan's financial statements.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12 "), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value ("NAV"). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. The adoption of ASU 2009-12 did not have a material impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Note 3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

Investments Valued at Fair Value as Determined by Quoted Market Prices	June 30, 2010	June 30, 2009
American Century Prime Money Market Fund	$2,062,929	$3,322,905
American Century Income & Growth Fund	1,351,879	1,372,499
JPMorgan Intrepid Growth	1,300,593	1,142,858
American Funds EuroPacific Growth Fund	1,269,524	1,169,032
American Century Value Fund	1,085,863	1,125,887
American Century Equity Index Inst.	1,032,792	1,055,888
Key Tronic Corporation Common Stock	1,565,611	*
American Century Strategic Allocation: Aggressive	965,338	806,021
Harbor International	954,781	852,950
Royce Premier Fund	947,145	938,083
American Century Strategic Allocation: Moderate	945,140	946,603

**Investment represents less than 5% of net assets available for benefits*

Note 4. Fair Value Measurements

ASC 820, defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities). A financial asset's or liability's classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table summarizes the Plans' assets measured at fair value on a recurring basis as of June 30, 2010:

	June 30, 2010			
	Level 1	Level 2	Level 3	Total Fair Value
Investments:				
Mutual Funds				
Blended funds	$ 4,226,519	$ -	$ -	$ 4,226,519
Value funds	3,198,147	-	-	3,198,147
International blended funds	2,224,305	-	-	2,224,305
Growth funds	1,300,593	-	-	1,300,593
Fixed income funds	1,287,721	-	-	1,287,721
Total mutual funds	12,237,285	-	-	12,237,285
Money Market Fund	2,062,929	-	-	2,062,929
Common Stocks	1,565,611	-	-	1,565,611
Participant Directed Brokerage Accounts				

Cash	161,089	-	-	161,089
Mutual Funds	276,718	-	-	276,718
Fixed income	17,200	-	-	17,200
Equity	325,742	-	-	325,742
Common/collective funds	-	333,449	-	333,449
	$16,646,574	$333,449	$ -	$16,980,023

The following table summarizes the Plans' assets measured at fair value on a recurring basis as of June 30, 2009:

	June 30, 2009			
Investments:	Level 1	Level 2	Level 3	Total Fair Value
Mutual Funds				
Blended funds	$ 3,981,409	$ -	$ -	$ 3,981,409
Value funds	3,226,273	-	-	3,226,273
International blended funds	2,021,982	-	-	2,021,982
Growth funds	1,142,858	-	-	1,142,858
Fixed income funds	498,138	-	-	498,138
Total mutual funds	10,870,660	-	-	10,870,660
Money Market Fund	3,322,905	-	-	3,322,905
Common Stocks	707,481	-	-	707,481
Participant Directed Brokerage Accounts				
Cash	123,879	-	-	123,879
Mutual Funds	246,919	-	-	246,919
Fixed income	10,875	-	-	10,875
Equity	224,708	-	-	224,708
	$15,507,427	$ -	$ -	$15,507,427

Note 5. Party-in-Interest

Certain Plan investments are managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company's common stock and participant loans receivable are also considered party-in-interest transactions.

Note 6. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

Note 7. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 8. Subsequent Event

Effective July 1, 2010, the Plan began providing a Roth 401(k) opportunity to the Company's employees.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2010

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Fair Value
	Common/collective trust fund:				
*	JPMCB Stable Asset Income Fund	884	units	**	333,449
	Mutual Funds:				
*	American Century Equity Index Inst.	251,901	mutual fund shares	**	$1,032,792
*	American Century Value Fund	225,283	mutual fund shares	**	1,085,863
*	American Century Strategic Allocation: Moderate	167,281	mutual fund shares	**	945,140
*	American Century Strategic Allocation: Aggressive	152,261	mutual fund shares	**	965,338
*	American Century Equity Income	121,860	mutual fund shares	**	760,405
*	JPMorgan Intrepid Growth	72,376	mutual fund shares	**	1,300,593
	PIMCO Total Return Admin.	68,846	mutual fund shares	**	775,202
*	American Century Income & Growth Fund	68,002	mutual fund shares	**	1,351,879
*	American Century Strategic Allocation: Conservative	67,221	mutual fund shares	**	336,105
*	JPMorgan Bond Select	63,889	mutual fund shares	**	512,518
	Royce Premier Fund	60,482	mutual fund shares	**	947,145
	American Funds EuroPacific Growth Fund	38,090	mutual fund shares	**	1,269,524
	Harbor International	19,924	mutual fund shares	**	954,781
	Total Mutual Funds				12,237,285
*	Key Tronic Corporation Common Stock	304,002	shares	**	1,565,611
	Participant Directed Brokerage Accounts:				
*	Securities Held by Charles Schwab	Various	Units	**	780,749
*	Participants' Loans Receivable	47 loans to participants with interest rates ranging from 4.25% to 9.25%, due through 2015		**	395,797
	Money Market Fund:				
*	American Century Prime Money Market	2,062,929	shares	**	2,062,929
	Total				17,375,820

* Party-in-interest as defined by ERISA

** Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 22, 2010.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: 

Name: Ronald F. Klawitter
Title: Member of Plan Compensation and Administrative Committee



Tel: 509-747-8095
Fax: 509-747-0415
www.bdo.com

601 West Riverside Avenue
Suite 900
Spokane, WA 99201

Consent of Independent Registered Public Accounting Firm

Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 333-159582, 333-70917, and 333-61202) of our report dated December 21, 2010, relating to the financial statements and supplemental schedules of the Key Tronic 401(k) Retirement Savings Plan which appears in this Form 11-K.

BDO USA, LLP

Spokane, Washington
December 21, 2010